UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Stanton, John W.
   3650 131st Avenue SE, Ste.200
   Bellevue, WA  98006
2. Issuer Name and Ticker or Trading Symbol
   VoiceStream Wireless Corporation
   VSTR
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   5/31/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman and Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |5/4/20|J (1| |6,051             |A  |n/a        |2,936,187 (2)      |D     |                           |
                           |00    |)   | |                  |   |           |                   |      |                           |
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Common Stock               |      |    | |                  |   |           |1,686,069          |I     |By PN Cellular             |
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Common Stock               |      |    | |                  |   |           |1,274,519          |I     |By Stanton Communications C|
                           |      |    | |                  |   |           |                   |      |orp                        |
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Common Stock               |      |    | |                  |   |           |164,437            |I     |By Trust                   |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
1. Received in exchange for 13,300 shares of Aerial Communications, Inc. common stock in connecction with the merger of VoiceStream Wireless Corporation (the "Merger"). On the effective date of the Merger, the Aerial common stock was converted into .455 shares of VoiceStream common stock per share of Aerial.
2. 45,000 shares held by reporting person and 13,333 shares held by spouse, Theresa E. Gillespie, both pursuant to Restricted Stock Awards under the Western Wireless Corporation 1997
Executive Restricted Stock
Plan.
SIGNATURE OF REPORTING PERSON
/s/  John W. Stanton
DATE
June 8, 2000